UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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INTERNATIONAL GAME TECHNOLOGY
(Name of Registrant as Specified in Its Charter)

ADER INVESTMENT MANAGEMENT LP

ADER LONG/SHORT FUND LP

DOHA PARTNERS I LP

ADER FUND MANAGEMENT LLC

ADER INVESTMENT MANAGEMENT LLC

JASON N. ADER

RAYMOND J. BROOKS, JR.

CHARLES N. MATHEWSON

DANIEL B. SILVERS

LAURA T. CONOVER-FERCHAK

ANDREW P. NELSON

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JANUARY 24, 2013

ADER LONG/SHORT FUND LP

January 24, 2013

Dear Fellow Shareholder:

Ader Long/Short Fund LP (“ALSF”) and its affiliated participants in this solicitation (collectively, “Ader” or “we”) are the beneficial owners of an aggregate of 8,053,889.5817 shares of common stock, par value $.00015625 per share (the “Common Stock”) of International Game Technology (the “Company”), representing approximately 3.0% of the outstanding shares of Common Stock of the Company.  For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Board of Directors of the Company.  We are seeking your support at the annual meeting of shareholders scheduled to be held in The Ballroom Meeting Room at Canyon Gate Country Club, 2001 Canyon Gate Drive, Las Vegas, Nevada 89117, on Tuesday, March 5, 2013, at 7:30 a.m. P.S.T., including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To elect ALSF’s three nominees (the “Nominees”) to the Board of Directors in opposition to certain of the Company’s incumbent directors;

2.	To amend the International Game Technology 2002 Stock Incentive Plan;

3.	An advisory vote to approve the Company’s executive compensation;

4.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal year ending September 30, 2013; and

5.	To transact such other business, if any, as may properly come before the Annual Meeting or any adjournment or postponement thereof.

We are seeking to replace a significant minority of the Company’s Board of Directors (the “Board”) with independent directors who have strong backgrounds and operational expertise, because we believe the Company is currently suffering from (i) a lack of focus on the core slot machine and systems business that we believe generated the Company’s historic success, (ii) a lack of casino gaming industry experience in its executive management ranks and (iii) the results of poor capital allocation decisions highlighted by a series of costly non-strategic acquisitions, one of which has resulted in a substantial recent reorganization charge.  We believe that the election of these three independent directors will ensure that the interests of the shareholders, the true owners of the Company, are appropriately represented in the boardroom.  Additional reasons are detailed in the “Reasons For The Solicitation” section in the attached Proxy Statement.  The Board is currently composed of eight directors, all of whom are up for election at the Annual Meeting.   Through the attached Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies to elect our three director nominees.  Shareholders who vote on the enclosed GOLD proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than Paget L. Alves, David E. Roberson and Vincent L. Sadusky.  Shareholders will therefore be able to vote for a full slate of eight directors in total at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about January 24, 2013.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated, which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support.

/s/ Jason N. Ader
Jason N. Ader
Ader Long/Short Fund LP

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of Ader’s proxy materials,

please contact Innisfree M&A Incorporated at the telephone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free at: 877-825-8621

Banks and Brokers Call Collect: 212-750-5833

 PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JANUARY 24, 2013

2013 ANNUAL MEETING OF SHAREHOLDERS

OF

INTERNATIONAL GAME TECHNOLOGY

_________________________

PROXY STATEMENT

OF

ADER LONG/SHORT FUND LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Ader Investment Management LP (“AIM”), Ader Long/Short Fund LP (“ALSF”), Doha Partners I LP (“Doha” and together with ALSF, the “Funds”), Ader Fund Management LLC (the “General Partner”), Ader Investment Management LLC (the “Managing Member”). Jason N. Ader (“Mr. Ader”), Daniel B. Silvers (“Mr. Silvers”), Andrew P. Nelson (“Mr. Nelson”) and Laura T. Conover-Ferchak (“Ms. Conover”) (collectively, “Ader” or “we”) are shareholders of International Game Technology, a Nevada corporation (the “Company” or “IGT”), beneficially owning approximately 3.0% of the outstanding shares of Common Stock of the Company. We are seeking representation on the Board of Directors of the Company (the “Board”) because we believe that the Board will be improved with independent directors who have strong, relevant backgrounds and the operational expertise necessary to fully explore available opportunities to unlock shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held in The Ballroom Meeting Room at Canyon Gate Country Club, 2001 Canyon Gate Drive, Las Vegas, Nevada 89117, on Tuesday, March 5, 2013, at 7:30 a.m. P.S.T. (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect ALSF’s director nominees, Raymond J. Brooks, Jr. (“Mr. Brooks”), Charles N. Mathewson (“Mr. Mathewson”) and Mr. Silvers (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company to hold office until the 2014 annual meeting of shareholders and until their respective successors have been duly elected and qualified, in opposition to certain of the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	To amend the International Game Technology 2002 Stock Incentive Plan;

3.	An advisory vote to approve the Company’s executive compensation;

4.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal year ending September 30, 2013; and

5.	To transact such other business, if any, as may properly come before the Annual Meeting or any adjournment or postponement thereof.

This Proxy Statement is soliciting proxies to elect our three Nominees.  Shareholders who vote on the enclosed GOLD proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than Paget L. Alves, David E. Roberson and Vincent L. Sadusky.   This gives shareholders who wish to vote for our Nominees the ability to vote for a full slate of eight nominees in total.

The Company has set the close of business on January 8, 2013 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 6355 South Buffalo Drive, Las Vegas, Nevada 89113.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 264,519,560 Shares outstanding.

As of the date hereof, the members of Ader and the Nominees beneficially own 8,053,889.5817 shares of the Company’s common stock, par value $.00015625 per share (the “Shares”).  We intend to vote such Shares FOR the election of the Nominees, in accordance with the recommendation of ISS Proxy Advisory Services (“ISS”) with respect to the amendment to the International Game Technology 2002 Stock Incentive Plan, in accordance with the recommendation of ISS with respect to the advisory vote to approve the Company’s executive compensation, and FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal year ending September 30, 2013, as described herein.

THIS SOLICITATION IS BEING MADE BY ADER AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

ADER URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE ADER NOMINEES.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY IGT, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at

●

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IMPORTANT

Your vote is important, no matter how few Shares you own.  Ader urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

·	If your Shares are registered in your own name, please use the GOLD proxy card to vote by telephone or by Internet, or by signing and dating the enclosed GOLD proxy card and returning it in the enclosed postage-paid envelope today.

·	If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf without your instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Because only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return a white proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any GOLD proxy card you may have previously sent to us.  Remember, you can vote for our independent Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Shareholders Call Toll-Free at: 877-825-8621 Banks and Brokers Call Collect: 212-750-5833

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Background to the Solicitation

AIM has been in communications with the Company since July 2012. Since August 2012, AIM has sought to engage in a constructive dialogue with the independent directors of IGT to express its views of key challenges facing the Company – specifically, AIM’s view that the Company is suffering from (i) a lack of focus on the core slot machine and systems business that AIM believes generated the Company’s historic success, (ii) a lack of casino gaming industry experience in its management ranks and (iii) the results of poor capital allocation decisions highlighted by a series of costly non-strategic acquisitions, one of which has resulted in a substantial recent reorganization charge.

The following is a chronology of events leading up to this proxy solicitation:

JULY-SEPTEMBER 2012: PRELIMINARY DISCUSSIONS

•	On July 25, 2012, Mr. Ader sent an email to Philip G. Satre, the Company’s Chairman, to initiate a phone call. .

•	On August 1, 2012, Mr. Ader and Mr. Satre had a conversation which primarily focused on the Company’s recently announced 3rd Quarter results.

•	On or about August 28, 2012, Mr. Ader again spoke with Mr. Satre and requested an in-person meeting to continue the discussion of August 1st. Mr. Satre was not able to set a time for a meeting during this call.

•	On September 6, 2012, Mr. Satre informed Mr. Ader that he should contact either Patti S. Hart, the Company’s Chief Executive Officer, or John Vandemore, the Company’s Chief Financial Officer. Shortly thereafter, Matthew G. Moyer, the Company’s Vice President of Investor Relations, contacted Mr. Ader. During their conversation, Mr. Ader indicated to Mr. Moyer that he believed the topics that he sought to cover were more appropriate for a meeting with Mr. Satre and/or Ms. Hart.

•	On September 6, 2012, Mr. Ader emailed Ms. Hart to inform her that (i) Ader had recently established a position in IGT common stock, (ii) he had contacted Mr. Satre who had directed Mr. Ader to contact Ms. Hart and (iii) that he would like the opportunity to meet with her to discuss his thoughts on the Company’s recent performance and strategy.

SEPTEMBER- OCTOBER 2012: COMMUNICATIONS WITH MANAGEMENT

•	On September 19, 2012, Mr. Ader and Mr. Silvers met with Ms. Hart and Mr. Vandemore at the Company’s office in Las Vegas, NV. Messrs. Ader and Silvers delivered a presentation which addressed, in detail, many of AIM’s observations and concerns regarding (i) core business performance, (ii) AIM’s perception that the Company was lacking focus on its core business and (iii) recent capital allocation decisions, including a series of costly non-strategic acquisitions by the Company.

•	On September 21, 2012, Mr. Ader emailed Mr. Satre to thank him for facilitating the meeting on September 19th, to make sure that the Board had received copies of the presentation materials from the meeting and to set a time to speak with Mr. Satre directly.

•	On September 26, 2012, Mr. Satre replied to Mr. Ader’s email of September 21st. Mr. Satre informed Mr. Ader that: (i) Mr. Vandemore would be contacting Mr. Ader to set a follow up meeting to review and respond to the presentation materials from the September 19th meeting, (ii) the materials from the September 19th meeting would be shared with the Board “in due course” and (iii) that Mr. Ader should view Ms. Hart or Mr. Vandemore as his point of contact “in the meantime.”

•	On September 27, 2012, Mr. Ader emailed Mr. Satre to offer to meet with him individually or with fellow independent board members. Mr. Ader informed Mr. Satre that such a meeting could allow for the review of the presentation materials from the September 19th meeting, as well as additional discussion materials that were not presented in the meeting with management.

•	On October 10, 2012, Mr. Vandemore met with Messrs. Ader and Silvers at AIM’s offices in New York, NY. Mr. Vandemore made an investor presentation during this meeting and afforded Messrs. Ader and Silvers the opportunity to ask questions about the Company.

OCTOBER-NOVEMBER 2012: REPEATED ATTEMPTS TO MEET WITH THE BOARD

•	On October 15, 2012, Mr. Satre left a message for Mr. Ader suggesting a call on October 19, 2012.

•	On October 19, 2012, Mr. Ader and Mr. Satre spoke. Mr. Ader suggested to Mr. Satre an in-person meeting with Mr. Satre, as well as any other independent directors that Mr. Satre saw fit. Mr. Satre agreed to such a meeting and agreed that he and Governor Robert J. Miller, an independent director of the Company, would meet with Messrs. Ader and Silvers on November 6, 2012 in Las Vegas, NV.
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•	On November 1, 2012, Mr. Satre emailed Mr. Ader to inform him that he wanted to postpone the meeting because of the Company’s upcoming earnings release and Form 10-K filing. Mr. Satre said that he would contact Mr. Ader after November 8, 2012.

•	Later on November 1, 2012, Mr. Ader responded to Mr. Satre’s email and asked that the meeting be held. Mr. Ader further offered to enter into an agreement with the Company in advance of the meeting to address any concerns that the Company’s legal counsel might have regarding “both the letter and the spirit of Reg FD.” Mr. Satre declined Mr. Ader’s offer.

•	On November 2, 2012, Mr. Ader emailed Mr. Satre to set a time for the previously-postponed meeting to be rescheduled. Mr. Ader offered Mr. Satre a number of potential dates on which to hold the meeting.

•	On November 5, 2012, Mr. Satre responded to Mr. Ader’s November 2nd email asking Mr. Ader to provide potential dates and locations “in early to mid-December.”

•	On November 9, 2012, Mr. Ader emailed Mr. Satre to express his disappointment in not being able to schedule an in-person meeting over the course of three months and in his perception of management’s apparent unwillingness (based on the prior day’s earnings conference call) to take any action with respect to the concerns that we had previously raised.

•	On November 12, 2012, Mr. Satre emailed Mr. Ader to offer a 30 minute telephonic conference call with the Company’s full Board of Directors on November 15, 2012.

•

On November 15, 2012, Messrs. Ader and Silvers joined a conference call with the Company’s Board of Directors. Mr. Ader sent the Board a presentation and then discussed his concerns and observations with the Board. Mr. Ader expressed his desire to work constructively with the Board, re-iterated his concerns about the Company’s direction, and offered to entertain questions from the Board. In response to a question by Mr. Satre, Mr. Ader suggested that, in his opinion, direct shareholder representation on the Company’s Board would allow for improved alignment of interests and corporate governance. The phrase “direct shareholder representation” was used in connection with Mr. Ader’s sense that the existing non-employee directors of IGT may not necessarily have the same alignment of interests with the company’s overall shareholder base that a director who had made an actual investment in IGT common stock, or such investor’s directly appointed representative, might have.

•	On November 16, 2012, Mr. Ader emailed Mr. Satre to thank him for his efforts in organizing the call and to reiterate his desire to work collaboratively to produce a better IGT.

•	On or about November 19, 2012, Mr. Mathewson had a conversation with Governor Miller in which Mr. Mathewson discussed his belief that the Company seemed to have become disconnected from the industry roots and entrepreneurial spirit that Mr. Mathewson believed had made it historically successful.

•	On November 20, 2012, Mr. Satre responded to Mr. Ader’s email of November 16th. Mr. Satre declined Mr. Ader’s previous offer to meet with a subset of the Board at the current time.

•	On November 21, 2012, Mr. Satre emailed Mr. Mathewson to disagree with some of Mr. Mathewson’s beliefs.

•	On November 27, 2012, Mr. Silvers was informed by the Company, without the Company giving any reason(s) therefor, that no one from AIM would be allowed to attend the Company’s upcoming “Investor Day” in person.

NOVEMBER 2012-PRESENT: NOMINATING DIRECTORS

•	On November 28, 2012, Mr. Ader sent a letter to Paul C. Gracey, Jr., the Company’s General Counsel and Secretary, in which he requested the Company’s form of questionnaire for director nominees pursuant to the Company’s Sixth Restated Code of Bylaws (the “Bylaws”).

•	On November 29, 2012, Mr. Ader sent a letter to Ms. Hart by email (Messrs. Satre, Vandemore and Silvers were copied) in which he expressed, in part, that “we are appalled that the Company would exclude a meaningful shareholder from attending an event that is funded by the Company (and hence its shareholders) for the benefit of informing shareholders about the business in which we are owners. This decision would appear to raise governance concerns with respect to the manner in which existing management and Board treat the Company’s owners.”

•	On or about November 29, 2012, Mr. Mathewson emailed Mr. Satre to clarify his conversations with Governor Miller. Mr. Mathewson also confirmed to Mr. Satre that, based upon shared concerns regarding the direction that the Company had taken under current management, Mr. Mathewson had offered to grant Mr. Ader’s firm a voting proxy over Mr. Mathewson’s IGT holdings.

•	On November 30, 2012, Mr. Vandemore emailed Mr. Ader (and copied Mr. Gracey, Ms. Hart and Mr. Satre). In referring to the letters that Mr. Ader sent to Mr. Gracey and Ms. Hart, Mr. Vandemore informed Mr. Ader that the Company would respond after receiving information on how much stock AIM held for its own account and how much for the accounts of others.

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•	On December 3, 2012, Mr. Ader responded to Mr. Vandemore’s email of November 30th. Mr. Ader did not provide Mr. Vandemore with information on AIM’s holdings, but did reiterate that Mr. Ader believed it would make sense for a subset of the Company’s independent directors to meet with AIM and that calendar considerations would indicate that such a meeting should take place in the very near-future.

•	On December 5, 2012, Mr. Vandemore responded to Mr. Ader’s email of December 3rd. Mr. Vandemore indicated that (i) the Company was unable to fulfill the request of November 28th to Mr. Gracey to furnish the form of questionnaire because it could not verify that AIM had an ownership interest in IGT, (ii) they would allow AIM to send one attendee to the Investor Day and (iii) the Board was unwilling to grant a meeting to AIM with a subset of the Board at the current time.

•	Later on December 5, 2012, Mr. Ader emailed Mr. Vandemore with proof of direct ownership of IGT Common Stock.

•	On December 6, 2012, Mr. Ader attended the Investor Day presentation.

•	On December 7, 2012, Mr. Gracey emailed Mr. Ader the form of questionnaire.

•	On December 20, 2012, in accordance with the Company’s Bylaws, ALSF delivered a letter to the Company (the “Nomination Letter”) nominating Messrs. Ader, Brooks, Mathewson and Silvers for election to the Board at the Annual Meeting. ALSF provided notice that it intended to nominate four candidates, in part, to allow the Company to enter into good faith discussions with AIM regarding the Company’s views as to each candidate.

•	On January 3, 2013, in accordance with the Company’s Bylaws and the instructions in the form of questionnaire, ALSF and Messrs. Ader, Mathewson and Silvers each delivered letters to the Company with updates to information contained in the Nomination Letter.

•	By January 10, 2013, the Company had made no substantive communication to AIM with respect to the four candidates nominated by ALSF. Despite the Company’s failure to do so, ALSF, in accordance with the Company’s Bylaws, delivered a letter to the Company with an update to the information contained in the Nomination Letter, to reflect ALSF’s decision to reduce its slate of nominees from four to three. Specifically, ALSF informed the Company that as of January 10, 2013, ALSF intended to nominate only three of its four previously disclosed nominees to stand for election to the Board at the Annual Meeting. The three nominees which ALSF stated its intent to nominate are Messrs. Brooks, Mathewson and Silvers.

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REASONS FOR THE SOLICITATION

We are soliciting your support to elect our Nominees at the Annual Meeting because we believe our nominees will enable to the Company to take the steps necessary to enhance shareholder value.

WE BELIEVE THE COMPANY IS CURRENTLY SUFFERING FROM (I) A LACK OF FOCUS ON THE CORE SLOT MACHINE AND SYSTEMS BUSINESS THAT WE BELIEVE GENERATED ITS HISTORIC SUCCESS, (II) A LACK OF CASINO GAMING INDUSTRY EXPERIENCE IN ITS EXECUTIVE MANAGEMENT RANKS AND (III) THE RESULTS OF POOR CAPITAL ALLOCATION DECISIONS HIGHLIGHTED BY A SERIES OF COSTLY NON-STRATEGIC ACQUISITIONS.

We believe the Company has a competitive advantage in its core slot machine and systems business, but that management’s focus has been diverted from this core business as a result of several recent costly non-strategic acquisitions. We believe that our Nominees’ deep experience in the gaming sector and knowledge of the financial markets will benefit the Company’s Board, which in recent years has seen a reduction in its members’ level of experience in the casino gaming industry at the same time that the Company’s executive management ranks have been similarly depleted of casino gaming industry experience. If elected at the Annual Meeting, we believe the Nominees will, consistent with their fiduciary duties as directors, endeavor to work with the other members of the Board to review the Company’s strategies in its operating businesses and identify opportunities to enhance shareholder value.  However, since the Nominees would comprise less than a majority of the Board, if elected, there can be no assurance that any actions or changes proposed by the Nominees would be adopted or supported by the Board.  It is our hope, however, that if shareholders vote to elect our Nominees at the Annual Meeting, then the Board will give serious consideration to any ideas, plans or proposals for enhancing shareholder value that one or more of the Nominees may recommend to the full Board.

In putting forth the Nominees for election at the Annual Meeting, we seek to exercise a meaningful positive influence on shareholder value.  We believe significant change to the composition of the Board is warranted given the strong qualifications of our Nominees and the serious issues facing the Company as described above.

We believe that our Nominees are best suited to help create significant shareholder value at IGT. We believe our Nominees are committed to acting in the best interests of all shareholders. We believe that your voice in the future of IGT can best be represented through the election of our Nominees. Accordingly, we urge you to vote your GOLD proxy card FOR Raymond J. Brooks, Jr., Charles N. Mathewson and Daniel B. Silvers.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three Nominees in opposition to three of the Company’s director nominees, Paget L. Alves, David E. Roberson and Vincent L. Sadusky.  Your vote to elect the Nominees will have the legal effect of replacing three incumbent directors of the Company with the Nominees.  If elected, the Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance shareholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are also set forth below.  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States of America.

Raymond J. Brooks, Jr., age 47, is the Principal of R. J. Brooks Companies, an investment vehicle focused on distressed financial companies, insurance and related securities which Mr. Brooks founded in October 2012. From April 2008 through October 2012, Mr. Brooks was Chief Executive Officer and a Director of ACA Financial Guaranty Corporation, a monoline bond insurance company licensed in 50 states and five territories, which role he obtained through an advisory assignment with Alvarez & Marsal. From April 2008 through August 2008, Mr. Brooks served as Managing Director, Alvarez & Marsal, LLC, a global professional services firm specializing in turnaround and interim management, performance improvement and business advisory services. From May 1995 through April 2008, Mr. Brooks acted as founder and Chief Executive Officer of Pine Creek Investors, LLC and Pine Creek Healthcare Capital, LLC, a manager of distressed debt and distressed companies. Mr. Brooks’ education includes an M.B.A. from the University of Chicago’s Graduate School of Business. During the past five years, Mr. Brooks has not been employed by any organization which is a parent, subsidiary or affiliate of the Company. The business and record address of Mr. Brooks is R.J. Brooks Companies, 730 Fifth Avenue, 15th Floor, New York, New York 10019. The principal occupation or employment of Mr. Brooks is Principal of R. J. Brooks Companies.

We believe that Mr. Brooks’ extensive experience, including as a chief executive officer, in restructuring, asset recovery, liability management and litigation execution in complex financial and regulated businesses, as well as his corporate governance experience through service as a board member of a public company will be valuable to the Company’s board of directors.

Charles N. Mathewson, age 84 , is President of CNM, Inc., a personal investment company of Mr. Mathewson. Mr. Mathewson became President of CNM, Inc. in 1993. During the past five years, Mr. Mathewson has not been employed by any organization which is a parent, subsidiary or affiliate of the Company. Mr. Mathewson serves as a Trustee of Baron Investment Funds Trust and a Trustee of Baron Select Funds, of which he served as Chairman until October 2010. Mr. Mathewson is the former Chairman and Chief Executive Officer of IGT. The business and record address of Mr. Mathewson is CNM, Inc., P.O. Box 6448, Reno, Nevada 89513. The principal occupation or employment of Mr. Mathewson is President of CNM, Inc.

We believe Mr. Mathewson’s historical experience as Chairman and Chief Executive Officer of the Company, his extensive experience in executive positions with other companies and his many relationships with gaming and non-gaming businesses in Nevada and elsewhere will be valuable to the Company’s board of directors.

Daniel B. Silvers, age 36, is President of the Managing Member and AIM, which specializes in the consumer, hospitality and real estate sectors. He is also co-founder and President of HCCP Manager LLC, a merchant bank focused on the real estate and consumer sectors which he co-founded with Mr. Ader in March 2009. From April 2009 to October 2010, Mr. Silvers also served as President of Western Liberty Bancorp, an acquisition-oriented holding company that acquired and recapitalized a community bank in Las Vegas, Nevada. Mr. Silvers joined Ader Investment Management from Fortress Investment Group, a leading global alternative asset manager, where he worked from 2005 to 2009. At Fortress, Mr. Silvers’ primary focus was to originate, oversee due diligence on and asset management for gaming and real estate investments in Fortress’ Drawbridge Special Opportunities Fund. Prior to joining Fortress, Mr. Silvers was a senior member of the real estate, gaming and lodging investment banking group at Bear, Stearns & Co. Inc., where he was from 1999 to 2005. In this role, Mr. Silvers was integrally involved in all aspects of the firm’s gaming and hospitality industry investment banking practice, including origination, analysis and transaction execution. Mr. Silvers holds a B.S. in Economics and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania. Mr. Silvers serves on the board of directors of India Hospitality Corp. Mr. Silvers has served on the board of directors of Universal Health Services, Inc. during the past five years. During the past five years, Mr. Silvers has not been employed by any organization which is a parent, subsidiary or affiliate of the Company. Mr. Silvers is co-employed by the General Partner and Ambrose Employer Group, LLC. The business and record address of Mr. Silvers is Ader Investment Management LP, 1370 Avenue of the Americas, 28th Floor, New York, New York 10019. The principal occupation or employment of Mr. Silvers is President of AIM.

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We believe that Mr. Silvers’ extensive experience, including as an executive officer, in finance and capital markets, principal investing, gaming and gaming-related businesses and businesses located within Nevada as well as his corporate governance experience through service on other public company boards will be valuable to the Company’s board of directors.

Beneficial Ownership of the Nominees

As of the date hereof, Mr. Mathewson directly beneficially owns 1,052,000 Shares; Mr. Silvers directly beneficially owns 43,423.221 Shares; and Mr. Brooks does not directly beneficially own any Shares. Each of the Nominees (other than Mr. Brooks) may be deemed to be a Group Member (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the Shares owned directly by the other Group Members. Each of the Nominees specifically disclaims beneficial ownership of such Shares that he does not directly own. As of the date hereof, Mr. Brooks does not beneficially own any Shares. For information regarding purchases and sales during the past two years by each the Group Members of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

Relationships Between Ader and the Nominees

AIM has entered into a Proxy and Voting Agreement with Mr. Mathewson and certain of his affiliates (“Mathewson Voting Agreement”) pursuant to which Mr. Mathewson and such affiliates have granted to AIM voting authority over 752,325 Shares of the Company owned by Mr. Mathewson and such affiliates.

AIM has entered into an Investment Management Agreement with Mr. Mathewson and certain of his affiliates (“Mathewson IMA”) pursuant to which Mr. Mathewson and such affiliates have granted to AIM discretionary investment authority over the assets in an investment account, which account currently includes 300,000 Shares.

Mr. Silvers shares ownership with Mr. Ader of an entity which is entitled to receive certain fees from the SMAs (as defined below). Mr. Silvers has received salary, benefits and other discretionary compensation from Ader over the past three years.

Certain AIM Affiliates (as defined below) and SMAs have signed letter agreements, pursuant to which they agree to indemnify each of the Nominees against claims arising from the solicitation of proxies from the Company shareholders in connection with the Annual Meeting and any related transactions.

Other than as stated herein, there are no material relationships between members of Ader and any of the Nominees and there are no arrangements or understandings between members of Ader and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.

Further General Information

Other than as stated herein, none of the Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

International Brotherhood of Electrical Workers Local 697 Pension Fund v. International Game Technology, et al. Class Action filed in U.S. District Court, District of Nevada -- Proof of Claim filed 8/1/12. Mr. Mathewson has filed a Proof of Claim (related to Common Stock of the Company held as of the close of trading on January 28, 2009) with the claims administrator to be considered a participant in the class action in order to be able to receive compensation for damages, if any.

We believe each Nominee, if elected as a director of the Company, would be, an “independent director” within the meaning of (i) applicable NYSE (as defined below) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Ader that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

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PROPOSAL NO. 2

amendMENT TO the International Game Technology 2002 Stock Incentive Plan

As discussed in further detail in the Company’s proxy statement, at the Annual Meeting, stockholders will be asked to approve the following amendments to the Company’s 2002 Stock Incentive Plan, as amended to date (the “SIP”), which were adopted by the Board, subject to stockholder approval, on January 5, 2013.

•	Extension of Plan Term. The SIP is currently scheduled to expire on December 17, 2013. The proposed amendments would extend the Company’s ability to grant new awards under the SIP until December 31, 2022.

•	Extension of Performance-Based Award Feature. One element of the SIP is the flexibility to grant certain performance-based awards designed to satisfy the requirements for deductibility of compensation under Section 162(m) of the U.S. Internal Revenue Code. These awards are referred to as “Performance-Based Awards” and are in addition to other awards, such as stock options and stock appreciation rights, expressly authorized under the SIP which may also qualify as performance-based compensation for Section 162(m) purposes. If stockholders approve this SIP proposal, the Performance-Based Award feature of the SIP will be extended through the first annual meeting of our stockholders that occurs in 2018. This expiration time is earlier than the proposed expiration date of the SIP as described above and is required under applicable tax rules.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE AMENDMENT TO THE SIP AND INTEND TO VOTE OUR SHARES in accordance with the recommendation of ISS with respect to THIS PROPOSAL. PLEASE INDICATE HOW YOU WOULD LIKE YOUR SHARES TO BE VOTED FOR PROPOSAL NO. 2 ON THE GOLD PROXY CARD. TO THE EXTENT THAT YOU DO NOT MAKE SUCH AN INDICATION, YOUR SHARES WILL BE VOTED “ABSTAIN” ON THIS PROPOSAL.

According to the Company’s proxy statement, the Company will count proxies marked “abstain” as shares present for the purpose of determining the presence of a quorum, but for purposes of determining the outcome of a proposal, the shares represented by these proxies will not be treated as affirmative or opposing votes.

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 PROPOSAL NO. 3

Advisory vote to approve the Company’s executive compensation

As discussed in further detail in the Company’s proxy statement, the Company is providing its stockholders with the opportunity to cast a non-binding, advisory vote to approve the compensation of certain named executive officers (“NEOs”) as disclosed pursuant to the SEC’s executive compensation disclosure rules and set forth in the Company’s proxy statement. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s NEOs and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is requesting stockholders vote to approve the following resolution at the Annual Meeting:

“RESOLVED, that the compensation paid to the NEOs, as disclosed in this [the Company’s] Proxy Statement pursuant to the SEC’s executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.”

According to the Company’s proxy statement, this proposal to approve the compensation paid to the Company’s NEOs is advisory only and will not be binding on the Company or the Board, and will not be construed as overruling a decision by the Company or the Board or creating or implying any additional fiduciary duty for the Company or Board.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE TO APPROVE THE COMPANY’S EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES in accordance with the recommendation of ISS with respect to THIS PROPOSAL. PLEASE INDICATE HOW YOU WOULD LIKE YOUR SHARES TO BE VOTED FOR PROPOSAL NO. 3 ON THE GOLD PROXY CARD. TO THE EXTENT THAT YOU DO NOT MAKE SUCH AN INDICATION, YOUR SHARES WILL BE VOTED “ABSTAIN” ON THIS PROPOSAL.

According to the Company’s proxy statement, the Company will count proxies marked “abstain” as shares present for the purpose of determining the presence of a quorum, but for purposes of determining the outcome of a proposal, the shares represented by these proxies will not be treated as affirmative or opposing votes.

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PROPOSAL NO. 4

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the current fiscal year ending September 30, 2013.  The Company is submitting the appointment of PricewaterhouseCoopers LLP for ratification of the stockholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2013 FISCAL YEAR AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL. PLEASE INDICATE HOW YOU WOULD LIKE YOUR SHARES TO BE VOTED FOR PROPOSAL NO. 4 ON THE GOLD PROXY CARD. TO THE EXTENT THAT YOU DO NOT MAKE SUCH AN INDICATION, YOUR SHARES WILL BE VOTED “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, Ader believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, ABSTAIN with respect to the amendment to the International Game Technology 2002 Stock Incentive Plan, ABSTAIN with respect to the advisory vote to approve the Company’s executive compensation, FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm, and, with respect to all other matters as may properly come before the Annual Meeting, in the discretion of the persons named as proxies.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate eight candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect our three Nominees.  Shareholders who vote on the enclosed GOLD proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than Paget L. Alves, David E. Roberson and Vincent L. Sadusky.   Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

QUORUM; DISCRETIONARY VOTING

A quorum is the minimum number of Shares that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the Company’s Bylaws provide that a majority of the stockholders entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of the stockholders. Abstentions will be counted as present for quorum purposes.

If you are a shareholder of record, you must deliver your vote by internet, telephone or mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, once a quorum has been established, directors are elected by a plurality of the votes cast at the election. This means that the individuals who receive the highest number of votes are selected as directors up to the maximum number of directors to be elected at the meeting.

Other Proposals ─ According to the Company’s proxy statement: (i) the amendment of the Company’s 2002 Stock Incentive Plan will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal and the total votes cast on the proposal represent over 50% of all shares entitled to vote on the proposal; (ii) the advisory vote to approve the Company’s executive compensation will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal; and (iii) the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm will be ratified if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

SHARES HELD IN “STREET NAME”

Under applicable New York Stock Exchange (“NYSE”) rules, if you are a street name holder and do not submit specific voting instructions to your broker, the broker does not have discretion to vote on any proposal that is subject to a counter solicitation. Accordingly, if your shares are held in street name and you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of any of the proposals described herein. We strongly encourage you to vote your proxy or provide voting instructions to your broker so that your vote will be counted.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Ader in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 or to the Company at 6355 South Buffalo Drive, Las Vegas, Nevada 89113 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Ader in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, Innisfree M&A Incorporated may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

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IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Ader.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Ader has entered into an agreement with Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $375,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Ader has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Ader will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree M&A Incorporated will employ approximately 30 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Ader (a portion of which Ader may allocate to (i) its clients, being the Funds and the holders of the SMAs, pursuant to the investment management agreements governing these relationships, and (ii) Mr. Mathewson, in respect of the shares over which he has granted Ader a proxy). Costs of this solicitation of proxies are currently estimated to be approximately $1 million. Ader estimates that through the date hereof its expenses in connection with this solicitation are approximately $200,000. Ader intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Ader does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Ader are participants in this solicitation.

Further Information on the Members of Ader

The principal business of each of ALSF, a Delaware limited partnership, and Doha, a Delaware limited partnership, is serving as a private investment fund. The principal business of the General Partner, a Delaware limited liability company, is acting as the general partner of AIM and each of the Funds. The principal business of AIM, a Delaware limited partnership, is providing a full range of investment management services and acting as the investment manager to, and having discretionary investment authority over the assets of, the Funds and various separately managed accounts (the “SMAs”, and collectively with the Funds, the “AIM Clients”). The Managing Member, a Delaware limited liability company, is the managing member of the General Partner. The sole member and controlling person of the Managing Member is Mr. Ader. Mr. Ader is the founder and Chief Executive Officer of the Managing Member and AIM. Mr. Silvers is the President of the Managing Member and AIM. Mr. Nelson is the Chief Financial Officer of the Managing Member and AIM. Ms. Conover is the Chief Operating Officer and Chief Compliance Officer of the Managing Member and AIM. The address of the principal office of each of the Funds, AIM, the General Partner, the Managing Member, Messrs. Ader, Silvers and Nelson and Ms. Conover is 1370 Avenue of the Americas, 28th Floor, New York, New York 10019.

Beneficial Ownership

I. AIM Clients

As of the date hereof: ALSF directly beneficially owns 699,148 Shares (the “ALSF Shares”). Doha directly beneficially owns 97,800 Shares (the “Doha Shares”). SMAs directly beneficially own 438,859 Shares (the “SMA Shares”).

II. Voting Agreements

AIM has entered into the Mathewson Voting Agreement with Mr. Mathewson and certain of his affiliates (collectively, “Mathewson”), pursuant to which Mathewson has granted to AIM voting authority over 752,325 Shares owned by Mathewson (the “Mathewson Proxy Shares”). 512,145 of Mathewson Proxy Shares are owned by the Charles N. Mathewson Trust, of which Mr. Mathewson serves as Trustee, and the remaining 240,180 of the Mathewson Proxy Shares are owned by the Charles N. Mathewson Foundation, of which Mr. Mathewson serves as Trustee. By virtue of the Mathewson Voting Agreement, AIM is deemed to have beneficial ownership of the Mathewson Proxy Shares.

AIM has entered into a separate Proxy and Voting Agreement (the “Pickup Voting Agreement”, and together with the Mathewson Voting Agreement, the “Voting Agreements”) with Richard H. Pickup and certain of his affiliates (collectively, “Pickup”), pursuant to which Pickup has granted to AIM voting authority over 6,012,064 Shares owned by Pickup (the “Pickup Proxy Shares”, and together with the Mathewson Proxy Shares, the “Proxy Shares”). By virtue of the Pickup Voting Agreement, AIM is deemed to have beneficial ownership of the Pickup Proxy Shares.

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III. Officers of AIM

Mr. Silvers is the President of the Managing Member and AIM, and directly beneficially owns 43,423.221 Shares for his benefit and the benefit of his family (the “Silvers Shares”). Mr. Nelson is the Chief Financial Officer of the Managing Member and AIM, and directly beneficially owns 8,052.7309 Shares. Ms. Conover is the Chief Operating Officer and Chief Compliance Officer of the Managing Member and AIM, and directly beneficially owns 2,217.6298 Shares.

An aggregate of 8,842.9093 of the above Shares are held by Mr. Silvers, Mr. Nelson and Ms. Conover through the Ader Fund Management LLC 401(k) Plan. Mr. Ader is the Trustee of such plan, but does not have voting or dispositive power over these 8,842.9093 Shares.

IV. Group Status

AIM, the Funds, the other AIM Affiliates (as defined below), Mr. Mathewson (including the Charles N. Mathewson Trust and the Charles N. Mathewson Foundation), Mr. Silvers, Mr. Nelson and Ms. Conover (collectively, the “Group Members”) are presently acting as a group with respect to the Shares. Accordingly, each Group Member (1) may be deemed to have beneficial ownership of the Shares beneficially owned by the other Group Members and (2) thus may be deemed to beneficially own 8,053,889.5817 Shares in the aggregate (collectively, the “Subject Shares”). Each participant in this solicitation disclaims beneficial ownership of the Shares he, she or it does not directly own.

V. Notes

The SMA Shares include (1) 300,000 Shares held in an account of the Charles N. Mathewson Trust (of which Mr. Mathewson is the Trustee) which is managed by AIM pursuant to the Mathewson IMA and (2) 62,500 Shares underlying call options that are currently exercisable. By virtue of its ability to terminate the Mathewson IMA in certain circumstances, the Charles N. Mathewson Trust (and Mr. Mathewson) may be deemed to have beneficial ownership over the 300,000 Shares subject to the Mathewson IMA.

All of the Subject Shares are held in “street name”, other than 1,000 of the ALSF Shares; and 80,416 of the Mathewson Proxy Shares (owned by the Charles N. Mathewson Trust, of which Mr. Mathewson is the Trustee), all of which are registered directly with the Company’s transfer agent.

None of the Group Members owns record ownership of any Shares for which it does not also have beneficial ownership.

VI. AIM Affiliates

The General Partner of AIM and each of the Funds is Ader Fund Management LLC, a Delaware limited liability. By virtue thereof, the General Partner is deemed to have beneficial ownership of the Shares beneficially owned by AIM and the Funds.

The Managing Member of the General Partner is Ader Investment Management LLC, a Delaware limited liability company. By virtue thereof, the Managing Member is deemed to have beneficial ownership of the Shares beneficially owned by the General Partner.

The sole member and controlling person of the Managing Member is Mr. Ader. By virtue thereof, Mr. Ader is deemed to have beneficial ownership of the Shares beneficially owned by the Managing Member.

AIM, the Funds, the General Partner, the Managing Member and Mr. Ader are referred to collectively herein as the “AIM Affiliates”.

VI. Certain Purchases and Sales

For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Associates

The associates of Mr. Ader that own beneficially, directly or indirectly, securities of the Company are the AIM Affiliates (other than Mr. Ader). The address of each such associate is 1370 Avenue of the Americas, 28th Floor, New York, New York 10019. The beneficial ownership of each such associate is 8,053,889.5817 Shares, as further detailed in above. Also, as set forth above, Mr. Ader is the Trustee of the Ader Fund Management LLC 401(k) Plan, but does not have voting or dispositive power over the 8,824.3671 Shares contained therein.

The associates of Mr. Brooks do not beneficially own, directly or indirectly, any securities of the Company.

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The associates of Mr. Mathewson that own beneficially, directly or indirectly, securities of the Company are the Charles N. Mathewson Trust and the Charles N. Mathewson Foundation. The address of each such associate is CNM, Inc., P.O. Box 6448, Reno, Nevada 89513. The beneficial ownership of each such associate is 8,053,889.5817 Shares, as further detailed above.

The associates of Mr. Silvers that own beneficially, directly or indirectly, securities of the Company are Ader Investment Management LLC, Ader Investment Management LP and his wife, Mrs. Lauren Silvers (“Mrs. Silvers”). The address of each such associate, other than Mrs. Silvers, is 1370 Avenue of the Americas, 28th Floor, New York, New York 10019. The address of Mrs. Silvers is 1199 Park Avenue, #17A, New York, NY 10128. The beneficial ownership of each such associate, other than Mrs. Silvers, is 8,053,889.5817 Shares, as further detailed above. Mrs. Silvers has joint ownership of, and thus beneficially owns, 26,000 of the Shares directly beneficially owned by Mr. Silvers.

The associates of Mr. Nelson that own beneficially, directly or indirectly, securities of the Company are Ader Investment Management LLC and Ader Investment Management LP. The address of each such associate is 1370 Avenue of the Americas, 28th Floor, New York, New York 10019. The beneficial ownership of each such associate is 8,053,889.5817 Shares, as further detailed above.

The associates of Ms. Conover that own beneficially, directly or indirectly, securities of the Company are Ader Investment Management LLC and Ader Investment Management LP. The address of each such associate is 1370 Avenue of the Americas, 28th Floor, New York, New York 10019. The beneficial ownership of each such associate is 8,053,889.5817 Shares, as further detailed above.

Further Information on Mr. Mathewson

In consideration of Mr. Mathewson’s tenure at the Company until his retirement in calendar year 2003: (1) until September 15, 2010, Mr. Mathewson maintained office space (along with his Assistant and CFO) at the Company, (2) through early 2010, the Company provided Mr. Mathewson with other benefits, including (but not necessarily limited to) paying (i) country club dues, (ii) cell phone expense and (iii) COBRA medical insurance premiums for his ex-wife, and (3) the Company and Mr. Mathewson have a split-dollar arrangement relating to three separate life insurance policies, which was entered into approximately 11 years ago. The Company funded premium payments under the policies totaling approximately $10.0 million over a period of approximately 10 years, ending approximately 1 year ago, as of which time the Company had no further obligation to fund premium payments under the policies. The policies currently have an aggregate cash value of approximately $9 million (with a Net Death Benefit of approximately $16.6 million), and the Company has a collateral assignment on death benefits under the policies amounting to approximately $10 million.

Other Information

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; and (xii) there are no family relationships between any participant in this solicitation and another participant in this solicitation or any current director or executive officer of the Company.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

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OTHER MATTERS AND ADDITIONAL INFORMATION

Ader is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Ader is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING

Proposals for Inclusion in Proxy Statement. Proposals of stockholders intended to be presented at the Company’s next annual meeting (the “2014 Annual Meeting”) must be received by the Company by September 25, 2013 to be considered for inclusion in the Company’s proxy statement relating to that meeting. If the Company changes the date of the 2014 Annual Meeting by more than 30 days from the date of this year’s Annual Meeting, then the deadline is a reasonable time before the Company begins to print and send its proxy materials for the 2014 Annual Meeting, provided that you also meet the additional deadline for stockholder proposals required by the Company’s Bylaws and summarized below. You should also be aware that your proposal must comply with SEC regulations regarding inclusion of stockholder proposals in Company-sponsored proxy materials.

Proposals to be Addressed at Meeting. Stockholders desiring to present a proposal at the 2014 Annual Meeting but who do not desire to have the proposal included in the proxy materials distributed by the Company must deliver written notice of such proposal to the Company no earlier than 90 days and no later than 60 days prior to the one-year anniversary of this year’s Annual Meeting. However, in the event that the date of the 2014 Annual Meeting is more than 30 days before or more than 60 days after the date of this year’s Annual Meeting, then the deadline is no later than 90 days before the 2014 Annual Meeting or, if later, the 10th day following the day on which the Company mails a notice of or publicly announces the date of the 2014 Annual Meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2014 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Ader that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

ADER LONG/SHORT FUND LP

January 24, 2013

17

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY

DURING THE PAST TWO YEARS

All purchases and sales were made in the open market unless otherwise noted.

Shares of Common Stock	Date of
Purchased / (Sold)	Purchase / Sale

ADER LONG/SHORT FUND LP

145,800.00	12/31/2012 (1)
(87,800.00)	12/28/2012 (2)
271,820.00	12/28/2012 (1)
23,600.00	8/23/2012
13,644.00	8/22/2012
100,084.00	8/8/2012
220,600.00	8/7/2012
11,400.00	8/6/2012

DOHA PARTNERS I LP

87,800.00	12/28/2012 (2)
10,000.00	12/28/2012 (3)

ADER LEVERED LONG/SHORT FUND LP

(145,800.00)	12/31/2012 (1)
(10,000.00)	12/28/2012 (3)
(271,820.00)	12/28/2012 (1)
14,973.00	8/22/2012
169,316.00	8/8/2012
231,410.00	8/7/2012
11,921.00	8/6/2012

18

ADER INVESTMENT MANAGEMENT LP

(on behalf of SMAs)

5,000.00	12/7/2012 (4)
5,000.00	12/7/2012 (4)
2,500.00	12/7/2012 (4)
2,500.00	12/7/2012 (4)
3,500.00	12/7/2012 (4)
2,500.00	12/7/2012 (4)
2,500.00	12/7/2012 (4)
2,500.00	12/7/2012 (4)
5,000.00	12/7/2012 (4)
5,000.00	12/7/2012 (4)
(2,500.00)	12/7/2012 (4)
(2,500.00)	12/7/2012 (4)
(14,300.00)	12/7/2012 (4)
(2,500.00)	12/7/2012 (4)
1,872.00	11/15/2012
624.00	11/15/2012
2,025.00	11/15/2012
300.00	11/14/2012 (4)
3,500.00	11/14/2012 (4)
5,000.00	11/14/2012 (4)
10,000.00	11/14/2012 (4)
8,000.00	11/14/2012 (4)
4,000.00	11/14/2012 (4)
5,000.00	11/14/2012 (4)
2,500.00	11/14/2012 (4)
10,000.00	11/14/2012 (4)
1,564.00	11/14/2012
168.00	11/14/2012
1,558.00	11/14/2012
1,550.00	11/14/2012
547.00	11/14/2012
5,058.00	11/14/2012
5,045.00	11/14/2012
1,556.00	10/24/2012
5,055.00	10/24/2012
1,571.00	10/23/2012
1,545.00	10/22/2012
1,538.00	10/19/2012
1,540.00	10/19/2012
1,575.00	10/16/2012
5,079.00	10/16/2012
1,568.00	10/10/2012
5,069.00	10/10/2012
1,567.00	10/9/2012
1,556.00	10/9/2012
5,059.00	10/9/2012
5,012.00	10/9/2012
1,554.00	10/5/2012
4,997.00	10/5/2012
1,545.00	10/3/2012
4,962.00	10/3/2012
4,000.00	9/20/2012
219,028.00	8/27/2012
75,000.00	8/24/2012
5,972.00	8/24/2012

19

CHARLES N. MATHEWSON TRUST

(240,180.00)	12/17/2012 (5)
(19,700.00)	7/10/2012
(55,300.00)	7/3/2012
(62,500.00)	6/14/2012
(30,000.00)	5/15/2012
(50,000.00)	5/11/2012
(100,000.00)	1/19/2012
(20,000.00)	1/18/2012
(30,000.00)	12/27/2011
(7,500.00)	11/30/2011
(27,600.00)	9/30/2011
(25,000.00)	8/3/2011
(50,000.00)	8/1/2011
(50,000.00)	7/18/2011
(7,500.00)	7/14/2011
(25,000.00)	7/13/2011
(100,000.00)	7/7/2011
(50,000.00)	5/20/2011
(50,000.00)	5/11/2011
(33,611.00)	4/26/2011
(600,000.00)	4/25/2011
(52,833.00)	4/6/2011
(25,000.00)	4/5/2011
(25,000.00)	4/5/2011
(10,000.00)	4/5/2011
(25,000.00)	4/5/2011
(12,167.00)	4/4/2011
(150,000.00)	3/25/2011
(72,750.00)	3/17/2011
(100,000.00)	2/11/2011
(10,000.00)	1/26/2011
(47,300.00)	1/19/2011
(52,700.00)	1/18/2011
(100,000.00)	1/3/2011

20

CHARLES N. MATHEWSON FOUNDATION

240,180.00	12/17/2012 (5)
(100,000.00)	6/18/2012
(50,000.00)	6/15/2012
(100,000.00)	7/28/2011
(50,000.00)	4/29/2011
(50,000.00)	4/6/2011
(100,000.00)	3/25/2011

DANIEL B. SILVERS

3,000.00	11/14/2012
2,000.00	10/25/2012
3,000.00	9/5/2012
2,000.00	8/14/2012

DANIEL B. SILVERS

(Rollover IRA)

10.34	12/31/2012 (6)
9.01	10/5/2012 (6)
2,000.00	8/14/2012

DANIEL B. SILVERS and LAUREN SARAH SILVERS

(Joint – With Rights of Survivorship)

2,600.00	11/14/2012
3,000.00	11/14/2012
2,000.00	10/26/2012
1,400.00	10/25/2012
3,000.00	9/5/2012
2,000.00	9/5/2012
3,000.00	9/5/2012
2,000.00	8/22/2012
2,000.00	8/20/2012
2,000.00	8/20/2012
1,000.00	8/20/2012
800.00	8/14/2012
100.00	8/14/2012
100.00	8/14/2012
800.00	8/14/2012
200.00	8/14/2012

21

DANIEL B. SILVERS

(Custodian for Hayley Alana Silvers NY UNIF TRANS MIN ACT)

1.03	12/31/2012 (6)
0.90	10/5/2012 (6)
200.00	8/14/2012

DANIEL B. SILVERS

(Custodian for Ethan Braun Silvers NY UNIF TRANS MIN ACT)

1.03	12/31/2012 (6)
0.90	10/5/2012 (6)
200.00	8/14/2012

DANIEL B. SILVERS

(Jason N. Ader Trustee; Ader Fund Management LLC 401K FBO Daniel Braun Silvers)

2,000.00	9/5/2012
1,000.00	8/22/2012
1,000.00	8/20/2012
1,000.00	8/20/2012

ANDREW P. NELSON

26.49	1/2/2013 (6)
1,000.00	10/25/2012
1,449.00	10/25/2012
13.86	10/8/2012 (6)
2,000.00	8/16/2012
400.00	8/14/2012
500.00	8/14/2012
100.00	8/14/2012

ANDREW P. NELSON

(Roth Contributory IRA)

2.53	1/2/2013 (6)
155.00	12/17/12 (7)
1.69	10/8/2012 (6)
300.00	9/5/2012
65.00	9/5/2012

22

ANDREW P. NELSON

(Traditional Contributory IRA)

2.00	1/2/2013 (6)
1.89	10/8/2012 (6)
410.00	9/5/2012

ANDREW P. NELSON

(Rollover IRA)

(155.00)	12/17/12 (7)
155.00	9/5/2012

ANDREW P. NELSON

(Jason N. Ader Trustee; Ader Fund Management LLC 401K FBO Andrew Paul Nelson)

7.84	1/2/2013 (6)
7.44	10/8/2012 (6)
410.00	9/5/2012
1,200.00	9/5/2012

LAURA T. CONOVER-FERCHAK

 (Jason N. Ader Trustee; Ader Fund Management LLC 401K FBO Laura T Conover-Ferchak)

10.70	1/2/2013 (6)
100.00	10/26/2012
300.00	10/26/2012
300.00	10/25/2012
6.93	10/8/2012 (6)
500.00	9/4/2012
500.00	8/20/2012
500.00	8/14/2012

(1)	Represents a private transaction between Ader Long/Short Fund LP and Ader Levered Long/Short Fund LP.

(2)	Represents a private transaction between Ader Long/Short Fund LP and Doha Partners I LP.

(3)	Represents a private transaction between Ader Levered Long/Short Fund LP and Doha Partners I LP.

(4)	Represents underlying shares of call options contracts.

(5)	Represents a transfer from Charles N. Mathewson Trust to Charles N. Mathewson Foundation.

(6)	Represents an automatic dividend reinvestment.

(7)	Represents a transfer between accounts.

23

 SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange
Commission on January 23, 2013.

Equity Security Ownership of Management and Other Beneficial Owners

The following table sets forth information as of January 1, 2013 (except where another date is indicated) with respect to the beneficial ownership of our common stock by persons known to us to own beneficially more than 5% of the common stock, each of our directors, our executive officers named in the “Summary Compensation Table,” and all of our executive officers and directors as a group. We have no other class of equity securities outstanding. Except as otherwise indicated and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

Name and Address of Beneficial Owner(1)	Beneficially Owned(2)	Percent of Class(3)
BlackRock, Inc.(4)	19,246,598	7.28%
T. Rowe Price Associates, Inc.(5)	17,246,689	6.52%
The Vanguard Group, Inc.(6)	15,596,743	5.90%
Paget L. Alves	52,531	*
Eric A. Berg	47,692	*
Patrick W. Cavanaugh	37,333	*
Janice Chaffin	30,416	*
Greg Creed	51,984	*
Paul C. Gracey, Jr.	0	*
Patti S. Hart	1,288,301	*
Robert C. Melendres	108,186	*
Robert J. Miller	175,000	*
David E. Roberson	51,250	*
Vincent L. Sadusky	38,659	*
Philip G. Satre(7)	135,141	*
Eric P. Tom	195,671	*
John Vandemore	10,548	*
All executive officers and directors as a group	2,222,712	*
(14 persons)

*	Less than 1% of the outstanding shares of our common stock.

(1)	Unless otherwise set forth in the following table, the address of each beneficial owner is 6355 South Buffalo Drive, Las Vegas, Nevada 89113.

(2)	Includes shares issuable upon the exercise of options which are exercisable as of, or will become exercisable within 60 days after, January 1, 2013 as follows: Mr. Alves (42,000), Mr. Berg (28,050), Ms. Chaffin (24,333), Mr. Creed (24,333), Ms. Hart (789,243), Mr. Melendres (82,195), Mr. Miller (164,000), Mr. Roberson (33,000), Mr. Sadusky (24,333), Mr. Satre (37,000) and Mr. Tom (160,658). Includes restricted stock units scheduled to vest within 60 days of January 1, 2013 as follows: Mr. Alves (1,667) and Mr. Vandemore (10,548).

(3)	Any securities not outstanding which are subject to options or conversion privileges exercisable within 60 days of January 1, 2013 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person.

(4)

Based upon beneficial ownership information contained in a Schedule 13G/A No. 2 filed with the SEC by BlackRock, Inc. (“BlackRock”) on February 13, 2012 on behalf of BlackRock and its subsidiaries, BlackRock may be deemed to be the beneficial owner of 19,246,598 shares with sole power to vote and sole power to dispose of all 19,246,598 shares as a result of being a parent holding company or control person. This information is as of December 30, 2011. The business address of BlackRock is 40 East 52nd Street, New York, NY 10022.

(5)	Based upon beneficial ownership information contained in a Schedule 13G filed with the SEC by T. Rowe Price Associates, Inc. (“T. Rowe Price”) on February 10, 2012, in its capacity as an investment advisor, T. Rowe Price may be deemed to be the beneficial owner of 17,246,689 shares with sole power to vote 4,545,993 and sole power to dispose of all 17,246,689 shares. This information is as of December 31, 2011. The business address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6)	Based upon beneficial ownership information contained in a Schedule 13G filed with the SEC by The Vanguard Group, Inc. (“Vanguard”) on February 8, 2012, in its capacity as an investment advisor of several trusts, Vanguard may be deemed to be the beneficial owner of 15,596,743 shares with sole power to dispose of 15,180,105 shares and sole power to vote 416,638 shares and shared dispositive power of 416,638 shares due to Vanguard serving as investment manager of collective trusts of the Vanguard Fiduciary Trust Company. This information is as of December 31, 2011. The business address of Vanguard is 100 Vanguard Blvd. Malvern, Pennsylvania 19355.

(7)	Mr. Satre has shared voting power and shared investment power with respect to 94,500 shares, which shares are held by the Philip G. Satre and Jennifer A. Satre Family Revocable Trust.

24

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many Shares you own, please give Ader your proxy FOR the election of the Nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree M&A Incorporated at the telephone numbers set forth below.

Innisfree M&A Incorporated Shareholders Call Toll-Free at: 877-825-8621 Banks and Brokers Call Collect: 212-750-5833

25

 PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JANUARY 24, 2013

PLEASE VOTE TODAY!

SEE REVERSE

SIDE FOR THREE EASY WAYS TO VOTE.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE –PAID ENVELOPE PROVIDED ▼

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JANUARY 24, 2013

INTERNATIONAL GAME TECHNOLOGY

2013 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF ADER LONG/SHORT FUND LP

THE BOARD OF DIRECTORS OF INTERNATIONAL GAME TECHNOLOGY

IS NOT SOLICITING THIS PROXY

The undersigned appoints Jason N. Ader and Daniel B. Silvers, and each of them with full power to act without the other, as attorney and agent with full power of substitution to vote all shares of common stock of International Game Technology (the “Company”) which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Shareholders of the Company scheduled to be held in The Ballroom Meeting Room at Canyon Gate Country Club, 2001 Canyon Gate Drive, Las Vegas, Nevada 89117, on Tuesday, March 5, 2013, at 7:30 a.m. P.S.T. (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and, with respect to any other matters as may properly come before the Annual Meeting in the discretion of the persons named as proxies.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 4 AND “ABSTAIN” FOR PROPOSALS 2 AND 3.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with ALSF’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

26

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JANUARY 24, 2013

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of International Game Technology common stock for the upcoming annual meeting of shareholders.

PLEASE REVIEW THE PROXY STATEMENT

AND VOTE TODAY IN ONE OF THREE WAYS:

1.

Vote by Telephone – Please call toll-free in the U.S. or Canada at 1-866-814-2808, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1346. Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.	Vote by Internet – Please access https://www.XXX, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

27

3.	Vote by Mail – If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: Ader Long/Short Fund LP, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE –PAID ENVELOPE PROVIDED ▼

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JANUARY 24, 2013

[X] Please mark vote as in this example

ADER STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1. ADER MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3 AND 4.

1. Ader’s proposal to elect Raymond J. Brooks, Jr., Charles N. Mathewson and Daniel B. Silvers as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	(01) Raymond J. Brooks, Jr. (02) Charles N. Mathewson (03) Daniel B. Silvers	[ ]	[ ]	[ ] ________________ ________________

Ader intends to use this proxy to vote (i) “FOR” Messrs. Brooks, Mathewson and Silvers and (ii) “FOR” the candidates who have been nominated by the Company to serve as a director other than Paget L. Alves, David E. Roberson and Vincent L. Sadusky for whom Ader is NOT seeking authority to vote for and WILL NOT exercise any such authority.  The names, background and qualification of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your Shares to be voted “FOR” a particular Ader nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your Shares will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional IGT nominees by writing the name(s) of the nominee(s) below.

______________________________________________________

2. The Company’s proposal to amend the International Game Technology 2002 Stock Incentive Plan.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

______________________________________________________

3. The Company’s proposal for an advisory vote to approve the Company’s executive compensation.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

______________________________________________________

4. The Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal year ending September 30, 2013:

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

28

DATED:  ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

NOTE: Please sign exactly as your name(s) appear(s) hereon. When shares are held jointly, joint owners should each sign.  Executors, administrators, trustees, etc., should indicate the capacity in which signing.   If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by authorized person.

29